SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 6-K/A

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington D.C. 20549

                          Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


For the Quarterly Payment Date on November 15, 1999


                        Crusade Management Limited,
                         --------------------------
            as manager of the Crusade Global Trust No. 1 of 1999
           (Exact name of Registrant as specified in its Charter)


          Level 11, 55 Market Street, Sydney, NSW 2000, Australia
          -------------------------------------------------------
                 (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  __X__       Form 40-F  ________


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes   _______     No   __X__


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.








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         This an amended Form 6-K. This filing amends the Form 6-K filed in connection with the Noteholders Report for the Quarterly Payment Date on November 15, 1999.

Other Events

         On September 17, 1999, AXA Trustees Limited, in its capacity as issuer trustee (the "Issuer Trustee") of the Crusade Global Trust No. 1 of 1999 (the "Trust"), publicly issued U.S.$994,000,000 of Class A Mortgage Backed Floating Rate Notes due February 15, 2030 (the "Notes") pursuant to a registration statement (No. 333-84977) declared effective on September 17, 1999. Crusade Management Limited was the manager for the issuance of the Notes. Crusade Management Limited granted the underwriters a discount of U.S.$1,491,025 in connection with the sale of the Notes. The Issuer Trustee used the net proceeds from the sale of the Notes, which amounted to U.S.$992,508,975, to acquire equitable title to the housing loans and related mortgages included in the assets of the Trust from St. George Bank Limited and for general expenses relating to the Trust.

         On the Quarterly Payment Date falling on November 15, 1999, the Issuer Trustee made a regular quarterly distribution of principal and interest to the holders of the Notes.

Financial Statements and Exhibits

         (c) Exhibits

         See page 4 for Exhibit Index



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No. 1 of 1999, by the undersigned, thereunto duly authorized.


                                Crusade Management Limited,
                                as Trust Manager for the Crusade Global
                                Trust No. 1 of 1999,
                                ---------------------------------------
                                (Registrant)



Dated: March 15, 2000            By: /s/ Roger Desmarchelier
                                    -----------------------------------
                                    Name:  Roger Desmarchelier
                                    Title: Executive Manager Securitisation

Exhibit Index


Exhibit                Description
-------                -----------
99.1                   The Noteholders Report for the Quarterly Payment
                       Date on November 15, 1999





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